Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) and the related Prospectus of Mechel OAO for the registration of an indeterminate number of preferred shares, par value 10 rubles per preferred share, of Mechel OAO and to the incorporation by reference therein of our reports dated April 21, 2010 with respect to the consolidated financial statements of Mechel OAO, and the effectiveness of internal control over financial reporting of Mechel OAO, included in Mechel OAO’s Annual Report Form 20-F) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLC
Moscow, Russian Federation
April 26, 2010